EXHIBIT 99.1

NEWS RELEASE TSX: ELD NYSE: EGO	ELD No. 13-04 March 15, 2013

Not for distribution to U.S. news wire services or dissemination in the United States

Eldorado Gold Announces Increase to its Normal Course Issuer Bid

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) today announced that it is increasing the number of common shares (the “Shares”) of the Company which may be purchased under its normal course issuer bid (the “NCIB”) from 699,047 Shares to 4,199,047 Shares representing approximately 0.59% of the total 711,375,619 Shares of the Company’s issued and outstanding as at March 30, 2012.

Purchases will be made through the facilities of the Toronto Stock Exchange (the “TSX”) at prevailing market prices.  The NICB commenced April 10, 2012 and will end April 9, 2013.  Since the commencement of the NCIB on April 10, 2012 until March 15, 2013, the Company has purchased 668,763 Shares at an average price of $10.39 per Share.  Pursuant to TSX policies, daily purchases may not exceed 716,052 Shares representing 25% of the average daily trading volume of 2,864,209 Shares subject to certain prescribed exemptions.

In 2011, the Company established a Restricted Share Unit Plan (“RSU Plan”) for the benefit of designated participants.  Designated participants are employees or officers of the Company or a related entity of the Company as the Board may designate from time to time as eligible to participate in the RSU Plan.  Under the RSU Plan, vested RSUs are redeemable for Shares, a cash payment equivalent to the value of a Share or a combination of cash or Shares.  The RSU Plan provides that Shares available to satisfy such redemption will be acquired on the market.  The NCIB is being conducted to acquire the Shares for the purposes of the RSU Plan.

Eldorado has appointed Valiant Trust Company as the Trustee for the purposes of arranging for the acquisition of the Shares and to hold the shares in trust for the purposes of the RSU Plan as well as deal with other administration matters.  Through the trustee, GMP Securities LP (“GMP”) has been engaged to undertake purchases under the NCIB for the purposes of the RSU Plan.  GMP is required to comply with the TSX NCIB rules in respect of the purchases of Shares as the Trustee is considered to be a non-independent trustee by the TSX for the purposes of the NCIB rules.

The Shares acquired will be held by the Trustee until the same are required to be transferred to designated participants under the terms of the RSU Plan to satisfy the Company’s obligations in respect of redemptions of vested RSUs held by such designated participants.

A copy of the Company’s original and amended Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting Eldorado’s Corporate Secretary.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the

United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, Turkey and Romania and surrounding regions.  We are one of the lowest cost pure gold producers.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF THE BOARD OF DIRECTORS OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited to the statements regarding the NCIB.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including the ability to acquire Shares in the market through the NCIB and in compliance with regulatory requirements.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the ability to acquire shares through the NCIB, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; business integration risks;  litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.  Accordingly, readers should not place undue reliance on forward-looking statements or information.  We undertake no obligation to update forward-looking statements or information as a result of new information or events after the date of this release except as may be required by law.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE:  EGO).

Contact:
Nancy E. Woo, Vice President Investor Relations
Eldorado Gold Corporation
Phone:  604.601-6650 or 1.888.353.8166                                                           1188, 550 Burrard Street
Fax:  604.687.4026                                                                                                Vancouver, BC V6C 2B5
Email:  nancyw@eldoradogold.com                                                                Website: www.eldoradogold.com
Request for information packages:  laurelw@eldoradogold.com